================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             Date: October 30, 2006

                        Commission File Number 001-12510

                                   ROYAL AHOLD
                 -----------------------------------------------
                 (Translation of registrant's name into English)

            Piet Heinkade 167-173, 1019 GM Amsterdam, The Netherlands
            ---------------------------------------------------------
                     (Address of principal executive office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F [X]              Form 40-F [ ]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes [ ]                    No [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

================================================================================

     On October 30, 2006, Koninklijke Ahold N.V. ("Royal Ahold" or the "Company") issued a press release confirming that the company will announce the outcome of its strategic retail review on Monday, November 6, 2006, at 12:45 CET. A press conference will be held at IJ-Toren, Piet Heinkade 55, 1019 GM Amsterdam, The Netherlands starting at 13:00 CET. A copy of this press release is attached hereto as Exhibit 99.1.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                         KONINKLIJKE AHOLD N.V.


                                         /s/  P.N. Wakkie
                                         ---------------------------------------
Date: October 30, 2006                   By:    P.N. Wakkie
                                         Title: EVP & Chief Corporate Governance
                                                Counsel

                                  EXHIBIT INDEX

The following exhibits have been filed as part of this Form 6-K:

Exhibit    Description
-------    -------------------------------------------------------------------
99.1 Press release dated October 30, 2006, in which Royal Ahold confirms that the company will announce the outcome of its strategic retail review on Monday, November 6, 2006, at 12:45 CET.